Exhibit 99.4

GasLog Partners LP Announces Acquisition of Three Vessels from GasLog Ltd. for $483 Million

Monaco – June 22, 2015 – GasLog Partners LP (NYSE: GLOP) (“GasLog Partners” or the “Partnership”) and GasLog Ltd. (NYSE: GLOG) (“GasLog”) announced today that they have entered into an agreement for the Partnership to purchase from GasLog, the sole member of the Partnership’s general partner, 100% of the shares in the entities that own and charter the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally, for an aggregate purchase price of $483 million (the “Acquisition”), which includes $3 million for positive net working capital balances to be transferred with the vessels. The three vessels subject to the Acquisition are modern liquefied natural gas (“LNG”) carriers built in 2007, each with a capacity of 145,000 cubic meters. The Acquisition is subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. The Partnership expects to finance the acquisition with a combination of equity and the assumption of the vessels’ existing credit facilities.

GasLog acquired the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally from an affiliate of BG Group (“BG”) in June 2014. GasLog supervised the construction of each ship and has provided technical management for the ships since delivery. The vessels are currently operating under long-term time charters with BG with terms of 4.5 years, 5 years and 5.5 years remaining, respectively. BG has the option to extend two of the three charters for an additional period of either three or five years following the initial charter period.

The Acquisition is another significant milestone for GasLog Partners and GasLog. The Partnership believes that the Acquisition is immediately accretive and is consistent with the strategy to grow cash distributions for the unitholders through accretive dropdowns and third-party acquisitions. The Partnership estimates that the vessels to be acquired will annually generate approximately $72 million of incremental contracted revenue over their initial charter terms, assuming full utilization, and approximately $50.8 million of estimated EBITDA(1) for the first 12 months after the closing of the Acquisition. Accordingly, the purchase price of the Acquisition represents a multiple of 9.4x estimated EBITDA for the first 12 months after the closing of the Acquisition. The Board of Directors of GasLog, Board of Directors of the Partnership (the “Board”) and the Conflicts Committee of the Board have approved the Acquisition.

Following the completion of the Acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution per unit of between 7% to 10%. This increase, together with the previous increase with respect to the quarter ended March 31, 2015, will result in a cash distribution per unit of between 24% to 27% above the existing minimum quarterly distribution. The proposed increase would result in a cash distribution per unit of between $0.465 to $0.478 for the quarter ended September 30, 2015, or $1.86 to $1.91 on an annualized basis. Any such increase would be conditioned upon, among other things, the closing of the Acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Andy Orekar, Chief Executive Officer of GasLog Partners, stated, “I am very pleased to be announcing our second accretive dropdown acquisition since our IPO in 2014. The addition of these three vessels will significantly increase the size of the GasLog Partners’ fleet from five to eight vessels, increasing the scale and equity free float of the Partnership, which we believe will enhance the trading liquidity in the Partnership’s units.

The Acquisition adds approximately $352.9 million of contracted revenue and approximately $50.8 million of estimated EBITDA for the first 12 months after the closing of the Acquisition, assuming full utilization. Following this transaction, GasLog Partners continues to have an identified dropdown pipeline of twelve additional vessels at GasLog, providing a highly visible path to sustainable growth. We believe GasLog Partners is well positioned to execute our strategy and continue growing cash distributions for our unitholders at a 10-15% CAGR from the IPO for the next several years.”

Paul Wogan, Chief Executive Officer of GasLog, stated, “This second major transaction between GasLog Ltd. and GasLog Partners validates the strategy we set out at the time of GasLog Partners’ IPO of financing at the Partnership level, when the cost of capital is attractive, to continue the growth of the GasLog fleet. GasLog has made significant progress since the GasLog Partners IPO last year, adding a number of vessels with long term contracts to the dropdown pipeline. We believe there is significant value to GasLog through our ownership of the limited partner units, the general partner and the incentive distribution rights in GasLog Partners. In just over a year since the GasLog Partners’ IPO, it is extremely pleasing that on completion of this transaction and subject to Partnership Board approval, the initial IPO distribution will have increased by between 24 and 27%, which we believe further enhances our sum-of-the-parts valuation.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

_________________

(1)	EBITDA, which represents earnings before interest income and expense, taxes, depreciation and amortization, is a non-GAAP financial measure. Please refer to Exhibit I for guidance on the underlying assumptions used to derive EBITDA.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 22 LNG carriers (including 14 ships in operation and 8 LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. Before giving effect to the proposed vessel acquisition discussed above, GasLog Partners LP’s fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year time charter. For more information, please visit the GasLog Partners LP website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that Gaslog and GasLog Partners LP expect, project, believe or anticipate will or may occur in the future, particularly in relation to Gaslog and GasLog Partners LP’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects (including the “GasLog 40:17 Vision”), and changes and trends in GasLog and GasLog Partners LP’s business and the markets in which they operate. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the GasLog and GasLog Partners LP’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

●	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
●	our ability to enter into time charters with new and existing customers;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters;
●	changing economic conditions and the differing pace of economic recovery in different regions of the world;
●	our future financial condition, liquidity and cash available for dividends and distributions;
●	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;

●	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
●	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
●	number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses;
●	fluctuations in currencies and interest rates;
●	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
●	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
●	requirements imposed by classification societies;
●	risks inherent in ship operation, including the discharge of pollutants;
●	availability of skilled labor, ship crews and management;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●	other risks and uncertainties described in the GasLog’s Annual Report on Form 20-F filed with the SEC on March 26, 2015 and GasLog Partners LP’s Annual Report on Form 20-F filed with the SEC on February 17, 2015. Copies of both Annual Reports, as well as subsequent filings, are available online at http://www.sec.gov.

GasLog and GasLog Partners LP do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

EXHIBIT I

Non-GAAP Financial Measures

EBITDA. EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by our management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gains/losses on interest rate swaps, taxes, depreciation and amortization.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently than we do, limiting its usefulness as a comparative measure.

For the entities owning the three LNG carriers we are purchasing, estimated EBITDA for the first twelve months of operation following the completion of the Acquisition is based on the following assumptions:

•	closing of the Acquisition in the early third quarter of 2015 and timely receipt of charter hire specified in the charter contracts;
•	utilization of 363 days per year and no drydocking;
•	vessel operating and supervision costs and charter commissions per current internal estimates; and
•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual EBITDA for the entities owning the vessels could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.